OMNICOMM SYSTEMS, INC.

2101 W. Commercial Blvd.

Suite 4000

Ft. Lauderdale, FL 33331

Telephone no. (954) 473-1254

August 2, 2010

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief

Re:	OmniComm Systems, Inc. (the “Company”)
Item 4.01 8-K Filed July 14, 2010
File No. 000-25203

Ladies and Gentlemen:

Reference is made to the staff’s comments under cover of its letter dated July 15, 2010 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed a Current Report on Form 8-K/A and the following are the Company’s responses to the staff’s comments:

Item 4.01 8-K Filed July 14, 2010

1.	Our records show your file number as 0-25203 rather than 0-50839 that appears on the cover page. Please revise to include the correct file number.

RESPONSE: The Current Report on Form 8-K/A has been revised to reflect the correct file number.

2.	Please update your disclosure as of the date Greenberg actually resigns and ceases serving as your independent registered public accounting firm.

RESPONSE: The Current Report on Form 8-K/A has been revised to update our disclosure as of the date Greenberg actually resigned as our independent registered public accounting firm.

3.	Please revise your disclosure regarding the period during which there were no disagreements with your former accountant or reportable events. This period should include the two most recent years and any subsequent interim period through July 12, 2010, the date that Greenberg informed you of its intent to resign as your registered public accounting firm. Refer to paragraph (a)(1)(iv) and (v) or Item 304 of Regulation S-K.

RESPONSE: The Current Report on Form 8-K/A has been revised to include the interim period preceding the date of resignation of Greenberg.

4.	Please file an updated letter from Greenberg as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE. An updated letter from Greenberg stating that it agrees with the statements made in the Current Report on Form 8-K/A filed in response to the staff’s comments is included as Exhibit 16.1(a) to such report.

5.	Please acknowledge your obligation to report the engagement of a new independent registered public accounting firm and disclose that the decision to change accountants was approved by your audit or similar committee, or board of directors if there is no such committee, in a current report on Form 8-K. Refer to paragraph (a)(1)(iii) and (a)(2) of Item 304 of Regulation S-K.

RESPONSE. The Current Report on Form 8-K/A has been revised to include disclosure of our engagement of a new independent registered public accounting firm and the approval by the Board of Directors therefore.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing sufficiently responds to the staff’s comment.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Chief Financial Officer

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